Exhibit 21.01

SUBSIDIARY CORPORATIONS OF
KMG AMERICA CORPORATION

December 31, 2004

NAME	STATE OF INCORPORATION

KMG America Corporation	Virginia
Kanawha Insurance Company	South Carolina
Kanawha HealthCare Solutions, Inc.	Tennessee
Kanawha Marketing Group, Inc.	South Carolina